

February 3, 2014

Via E-mail
Mark Breitbard
Chief Executive Officer
The Gymboree Corporation
500 Howard Street
San Francisco, CA 94105

      Re: **The Gymboree Corporation**
               Form 10-K for Fiscal Year Ended February 2, 2013
               Filed May 2, 2013
               Response Dated January 29, 2014
               File No. 000-21250

Dear Mr. Breitbard:

We have reviewed your response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended February 2, 2013

Item 8. Financial Statements and Supplementary Data, page 26
Note 22. Condensed Guarantor Data, page 64

1.   We read your response to comment 8. The Guarantor Subsidiaries have a large intercompany receivable balance as of each balance sheet date presented. As a result, we still are having difficulty understanding why the intercompany transfers amounts shown in the Guarantor Subsidiaries column would represent financing cash outflows. In your bank example, the Guarantor Subsidiaries would appear to be the ones depositing their funds, which would represent an investing activity. Please advise. Please also provide us any proposed future disclosure revisions.

You may contact Blaise Rhodes at (202) 551-3774 or Rufus Decker, Branch Chief, at (202) 551-3769 if you have questions regarding our comment on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining